Exhibit 99.2

The Real Brokerage Inc.

2025

Consolidated Financial Statements
December 31, 2025

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Share — Refer to Note 2Y and Note 4 to the financial statements.

Critical Audit Matter Description

The Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	2

Revenue share calculation is based on multi-tiered compensation structure and limited to maximum amount to be paid per agent attracted to the Company. The calculation is performed using an internally developed system and is based on conditions determined in the revenue sharing plan.

We identified revenue share expense as a critical audit matter because of the complexity of the automated calculations, significant volume of data and multiple parameters involved in the calculation of revenue share expenses. This required an increased extent of audit effort to audit and evaluate the accuracy of revenue share expenses recorded under the revenue sharing plan.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue share included the following, among others:

●	With the assistance of our IT specialists, we:

●	Identified the significant system used to process revenue share transactions and tested the general IT controls over the system, including testing of user access controls, change management controls, and IT operations controls.

●	Performed testing of automated controls for the system calculation of revenue share and the system determination of qualifying active agents.

●	We selected samples of agents and tested their association with the respective attracting agent by reading independent contractor agreements and tested appropriateness of the agent as a qualifying agent by obtaining evidence of agents reaching the required sales transaction volume.

●	For a sample of revenue share expenses, we performed detail testing by recalculating the revenue sharing allocation in accordance with the terms of the revenue sharing plan and traced underlying transactions data to third party documents such as settlement statements or residential purchase agreements.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 4, 2026

We have served as the Company’s auditor since 2014.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 4, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 4, 2026

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	4

THE REAL BROKERAGE INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

	As of
	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,213	$23,376
Restricted cash	26,338	24,089
Investments in financial assets	16,731	9,449
Trade receivables	20,170	14,235
Short-term financing receivables, net	6,231	—
Other current assets	3,081	1,762
TOTAL CURRENT ASSETS	$105,764	$72,911
NON-CURRENT ASSETS
Intangible assets, net	4,157	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,455	2,116
Investment in equity securities	2,250	—
Long-term financing receivables, net	2,311	—
Deferred tax asset	931	—
TOTAL NON-CURRENT ASSETS	$21,097	$13,684
TOTAL ASSETS	$126,861	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,161	1,374
Accrued liabilities	38,205	25,939
Customer deposits	26,338	24,089
Other payables	9,562	3,050
TOTAL CURRENT LIABILITIES	$75,266	$54,452
NON-CURRENT LIABILITIES
Deferred tax liability	10	—
TOTAL NON-CURRENT LIABILITIES	10	—
TOTAL LIABILITIES	$75,276	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 210,478 Shares issued and outstanding at December 31, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	—	—
Additional paid-in capital	164,208	138,639
Accumulated deficit	(112,851)	(104,746)
Accumulated other comprehensive income	318	708
Treasury stock, at cost, 0 and 442 Common Shares at December 31, 2025 and December 31, 2024, respectively	—	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$51,675	$32,146
Non-controlling interests	(90)	(3)
TOTAL EQUITY	$51,585	$32,143
TOTAL LIABILITIES AND EQUITY	$126,861	$86,595

The accompanying notes form an integral part of the consolidated financial statements.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	5

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except per share amounts)

	For the Year Ended December 31,
	2025	2024
Revenues	$1,968,416	$1,264,639
Cost of Sales	1,802,728	1,149,898
Gross Profit	165,688	114,741

General and administrative expenses	74,359	61,084
Marketing expenses	82,383	57,477
Research and development expenses	17,443	12,156
Settlement of litigation	750	9,250
Operating Expenses	174,935	139,967
Operating Loss	(9,247)	(25,226)

Other income, net	995	496
Finance expenses, net	(554)	(1,723)
Loss Before Tax	(8,806)	(26,453)
Tax Benefit	(740)	—
Net Loss	$(8,066)	$(26,453)
Net income attributable to non-controlling interests	39	88
Net Loss Attributable to the Owners of the Company	$(8,105)	$(26,541)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(212)	81
Foreign currency translation adjustment	(178)	794
Total Comprehensive Loss Attributable to Owners of the Company	(8,495)	(25,666)
Total Comprehensive Income Attributable to Non-Controlling Interest	39	88
Total Comprehensive Loss	$(8,456)	$(25,578)
Loss per share
Basic loss per share	$(0.04)	$(0.14)
Diluted loss per share	$(0.04)	$(0.14)
Weighted-average shares, basic and diluted	219,873	191,172

The accompanying notes form an integral part of the consolidated financial statements.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	6

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands)

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2025	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143
Total net income (loss)	—	(8,105)	—	—	(8,105)	39	(8,066)
Total other comprehensive loss	—	—	(390)	—	(390)	—	(390)
Distributions to non-controlling interests	—	—	—	—	—	(126)	(126)
Repurchase of common shares	—	—	—	(39,363)	(39,363)	—	(39,363)
Release of treasury stock	(9,335)	—	—	9,335	—	—	—
Retirement of treasury stock	(32,483)	—	—	32,483	—	—	—
Exercise of stock options	2,169	—	—	—	2,169	—	2,169
Shares withheld for taxes	(2,928)	—	—	—	(2,928)	—	(2,928)
Equity-settled stock-based payment	68,146	—	—	—	68,146	—	68,146
Balance at, December 31, 2025	$164,208	$(112,851)	$318	$—	$51,675	$(90)	$51,585

Balance at, January 1, 2024	$115,504	$(78,205)	$(167)	$(257)	$36,875	$209	$37,084
Total net income (loss)	—	(26,541)	—	—	(26,541)	88	(26,453)
Total other comprehensive income	—	—	875	—	875	—	875
Distributions to non-controlling interests	—	—	—	—	—	(300)	(300)
Repurchase of common shares	—	—	—	(36,283)	(36,283)	—	(36,283)
Release of treasury stock	(34,085)	—	—	34,085	—	—	—
Exercise of stock options	6,275	—	—	—	6,275	—	6,275
Exercise of warrants	861	—	—	—	861	—	861
Shares withheld for taxes	(2,832)	—	—	—	(2,832)	—	(2,832)
Equity-settled stock-based payment	52,916	—	—	—	52,916	—	52,916
Balance at, December 31, 2024	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143

The accompanying notes form an integral part of the consolidated financial statements.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	7

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Twelve Months Ended December 31,
	2025	2024
OPERATING ACTIVITIES
Net Loss	$(8,066)	$(26,453)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,929	1,396
Equity-settled stock-based payment	68,146	52,916
Finance costs	(180)	376
Change in fair value of warrants liability	—	600
Deferred income taxes, net	(921)	—
Changes in operating assets and liabilities:
Trade receivables	(5,935)	(7,794)
Financing receivables, net	(8,542)	—
Other current assets	(1,319)	433
Accounts payable	(213)	803
Accrued liabilities	12,266	12,565
Customer deposits	2,249	11,141
Other payables	6,512	2,748
NET CASH PROVIDED BY OPERATING ACTIVITIES	65,926	48,731

INVESTING ACTIVITIES
Purchase of investment in equity securities	(2,250)	—
Purchase of property and equipment	(1,100)	(1,045)
Purchase of intangible assets	(2,750)	—
Purchase of financial assets	(16,053)	(1,692)
Proceeds from sale of financial assets	8,559	6,546
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(13,594)	3,809

FINANCING ACTIVITIES
Repurchase of common shares	(39,363)	(36,283)
Payment of employee taxes on certain stock-based arrangements	(2,928)	(2,832)
Proceeds from exercise of stock options	2,169	6,275
Distributions to non-controlling interest	(126)	(300)
NET CASH USED IN FINANCING ACTIVITIES	(40,248)	(33,140)

Net change in cash, cash equivalents and restricted cash	12,084	19,400
Cash, cash equivalents and restricted cash, beginning of period	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	2	410
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$59,551	$47,465

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	—	861

The accompanying notes form an integral part of the consolidated financial statements

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	8

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.	NATURE OF BUSINESS

Description of Business

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and five Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Real operates as a fully digital brokerage and offers ancillary services such as mortgage origination, title and escrow services, and financial technology and lending products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A.	Basis of Preparation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

B.	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D.	Certain Significant Risks and Business Uncertainties

We operate in the residential real estate industry and are a technology-focused company. Accordingly, we are affected by a variety of factors that could have a significant negative effect on our future financial position, results of operations, and cash flows. These factors include: negative macroeconomic factors affecting the health of the residential real estate industry, negative factors disproportionately affecting markets where we derive most of our revenue, intense competition in the residential real estate industry, changes in prevailing interest rates, maintaining and managing rapid growth and maintaining compliance with applicable laws and regulations.

Certain financial instruments, primarily cash and cash equivalents and investments, potentially subject us to concentrations of credit risk. We generally place our cash and cash equivalents and investments with major financial institutions we deem to be of high-credit-quality in order to limit our credit exposure. We maintain our cash accounts with financial institutions where deposits exceed federal insurance limits. Credit risk in regard to accounts receivable is spread across a large number of customers.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	9

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

E.	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

F.	Foreign Currency

Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using foreign currency rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the foreign currency rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the foreign currency rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the foreign currency rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the consolidated statements of comprehensive loss for determination of net profit or loss during the period.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at foreign currency rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Such differences are included in accumulated other comprehensive income or loss. When a foreign operation is disposed of, in part or in full, the relevant amount within accumulated other comprehensive income or loss is transferred to profit or loss.

G.	Operating Segments

The Company uses judgment in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority.

The segment information disclosed in these consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of The Real Brokerage Inc. and financial information that the CODM reviews to evaluate segment performance and allocate resources among the segments. The CODM is the Company’s Chief Executive Officer.

Detailed segment information is disclosed in Note 5.

H.	Revenue from Contracts with Customers

The Company generates substantially all of its revenue from commissions generated from the sale of real estate properties. Other sources of revenue relate to ancillary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between buyers and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues in the gross commission amount of consideration, to which it expects to be entitled to.

Please see Note 3 for more information about the Company’s revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	10

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Title Fees (Escrow and Title Insurance)	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the transaction is closed and paid
Mortgage Broker	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the loan has been funded
Wallet	Transaction based fees are recognized when the service is performed, while interest income from deposit and credit lines is recognized over time as it accrues based on the effective interest rate	Revenue is recognized either at a point in time or over time depending on the nature of the service provided

I.	Cost of Sales

Cost of Sales consists primarily of real estate commissions paid to the Company’s agents and to outside brokerages in Canada, net of certain fees the company charges the agents, as well as expenses related to mortgage, title, and wallet services.

J.	Stock-based Compensation

The Company’s real estate agents have the opportunity to receive remuneration in the form of stock-based compensation, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors’ remuneration in the form of stock-based compensation, whereby employees and the board of directors render services in consideration for equity instruments.

Stock-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled stock-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For awards that vest in tranches subject only to a service condition (e.g., time-based vesting), the Company recognizes compensation cost over the requisite service period for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

2025 Stock Incentive Plan

Under the 2025 Stock Incentive Plan, eligible participants may be granted restricted share units (“RSUs”), which generally vest over a period of up to four years for employees and one to three years for agents, depending on the grant type. The expense in relation to RSUs earned in recognition of service performance conditions is recognized at grant-date fair value during the applicable vesting period with a corresponding increase in equity. Non-bonus RSUs granted under the agent stock purchase program are not subject to forfeiture and will be settled after a year from the date of grant. The expense in relation to such RSUs is recognized at grant-date fair value with a corresponding increase in equity. Please see Note 7.D for more information about the Company’s RSUs.

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date and is subsequently adjusted at each reporting date based upon the probability that the performance target will be met. The Company accounts for forfeitures as they occur.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	11

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

K.	Income Tax

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

L.	Financing Receivables, net

The Company provides loans to its agents with terms of up to three years. The balances reported in the consolidated balance sheets are at the outstanding principal amount less allowance for credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. In estimating the amount of the allowance for credit losses, the Company considers a combination of historical loss data, agent-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Both the allowance for credit losses and the interest income related to financing receivables were immaterial for the years ended December 31, 2025 and December 31, 2024.

M.	Investments in Equity Securities

The Company’s investments in equity securities include securities without readily determinable fair values. For investments without readily determinable fair values, the Company has elected to use the measurement alternative, under which the investment is measured at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This election is reassessed each reporting period to determine whether non-marketable equity investments have a readily determinable fair value, in which case they would no longer be eligible for this election. Indicators of impairment may include negative changes in the industry, unfavorable market conditions, weak financial performance, or other relevant events and factors. No impairment was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024.

N.	Property and Equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer hardware and software:	5 years
Furniture and fixtures:	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	12

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

O.	Research and Development

Research and development expense consists primarily of salaries and benefits, stock-based compensation, and other related expenses. The Company expenses research and development costs as incurred and records them in Research and development expenses, except as described under Note 2P below.

P.	Software Development Costs

Software development costs include costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized amounts are presented under property and equipment. And were immaterial for the years ended December 31, 2025 and 2024.

Q.	Available-for-Sale Debt Securities

Debt securities that the Company doesn’t have the intent and ability to hold to maturity and aren’t held principally for the purpose of selling them in the near term are classified as available-for-sale. Debt securities classified as available-for-sale are reported at fair value and subject to impairment testing. Other than impairment losses, unrealized gains and losses are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income. No impairment was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024.

R.	Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Input Level	Definitions
Level 1	Inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
Level 2	Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).
Level 3	Inputs are unobservable inputs that reflect the entity’s own assumptions in pricing the asset or liability (used when little or no market data is available).

Refer to Note 14 for further information regarding the Company’s fair value measurements.

S.	Cash and Cash Equivalents and Restricted Cash

In the consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market funds and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the consolidated balance sheets. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers where the Company does not have unilateral access to the funds. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	13

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same amounts shown on the statement of cash flows.

	As of
	December 31, 2025	December 31, 2024
Cash and cash equivalents	$33,213	$23,376
Restricted cash	26,338	24,089
Total cash, cash equivalents, and restricted cash, ending balance	$59,551	$47,465

T.	Goodwill

Goodwill represents the excess of the consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company evaluates goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not indicate that the fair value of the reporting unit is less than its carrying amount. Generally, this evaluation begins with a qualitative assessment to determine if the fair value of the reporting unit is more likely than not less than its carrying value. If, after assessing these qualitative factors the Company concludes that it is not more likely than not that the fair value of our reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is not necessary. However, if the qualitative factors indicate it is more likely than not that the fair value of our reporting unit is less than its carrying amount, or if the Company elects to skip the qualitative assessment, the Company would perform a quantitative impairment test. The test for impairment requires management to make judgments relating to future cash flows, discount and growth rates and economic and market conditions.

For the years ended December 31, 2025 and 2024, no impairment charges were recorded.

U.	Intangible Assets

The Company’s intangible assets are finite lived and consist primarily of customer relationships and purchased technologies. Determining the fair value of the intangible assets acquired requires management’s judgment, often utilizes third-party valuation specialists, and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash flows, discount rates, replacement costs, and asset lives, among other estimates.

The judgments made in the determination of the estimated fair value assigned to the intangible assets acquired and the estimated useful life of each asset could significantly impact our consolidated financial statements in periods after the acquisition, such as through depreciation and amortization expense.

The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

The Company’s intangible assets are finite lived and consist primarily of customer relationships and purchased technologies which are amortized on a straight-line basis over its useful life of 5 years.

V.	Impairment

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. When assets are considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

W.	Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated over the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	14

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date. Lease payments on short-term leases are recognized as expenses on a straight-line basis over the lease term.

As of December 31, 2025 and December 31, 2024, the Company has no outstanding long-term operating or finance lease arrangements for which a right of use asset or lease liability were recognized.

X.	Business Combinations

The Company allocates the purchase price of an acquired company, including when applicable, the fair value of contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired businesses based on estimated fair values, with any residual of the purchase price recorded as goodwill.

Estimating fair values requires significant judgments, estimates and assumptions including but not limited to: discount rates, future cash flows and the economic lives of acquired intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Y.	Revenue Share

The Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents. Brokers are eligible to earn up to 1% of the revenue share that is generated by transactions closed in their states. Revenue share expenses are included as part of marketing expenses in the consolidated statements of comprehensive loss.

Z.	Warrant Liability

The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated balance sheets when either:

a) the warrant is a freestanding financial instrument which is either mandatorily redeemable, may require the repurchase of the Company’s shares, or the Company has an obligation to issue a variable number of shares which monetary value is based solely or predominately on any one of the following:

i) a fixed monetary amount known at inception.

ii) variations in something other than fair value of the shares.

iii) variations inversely related to changes in fair value of the shares.

b) the warrant is a freestanding financial instrument that isn’t indexed to the company’s own stock or doesn’t meet the criteria for equity classification per the guidance within ASC 815-40.

Each liability classified warrant is initially recorded at fair value on the grant date using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statements of comprehensive loss. As of December 31, 2025 and December 31, 2024 the Company had no warrants outstanding.

AA.	Treasury Shares

Company shares held by the Company are recognized at the cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

AB.	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included in marketing expenses in the accompanying consolidated statements of comprehensive loss.

Advertising costs for the years ended December 31, 2025, and 2024 were $4.4 million and $3.5 million respectively.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	15

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

AC.	Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company is also from time to time subject to legal proceedings outside the ordinary course. Some of these matters may be covered by insurance, which contain deductibles, exclusions, claim limits and aggregate policy limits. While the ultimate liability for these legal proceedings cannot be determined, the Company uses judgment in the evaluation of claims and the need for accrual for loss contingencies quarterly. The Company records an accrual for litigation related losses where the likelihood of loss is both probable and estimable. The Company records legal fees for litigation as the legal services are provided.

AD.	Accounting policy developments

Recently Adopted Accounting Pronouncement

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE” or “ASU 2024-03”) which requires enhanced disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the functional expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In July 2025, FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), which amends the requirements for the capitalization of internal-use software. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The Company is currently evaluating the impact ASU 2025-06 will have on its consolidated financial statements and related disclosures.

3.	REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Twelve Months Ended December 31,
	2025	2024
Main revenue streams
Commissions	$1,956,483	$1,255,799
Title	5,035	4,788
Mortgage Broker Income	6,009	4,010
Wallet	889	42
Total Revenue	$1,968,416	$1,264,639

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	16

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

4.	EXPENSES BY NATURE

The following table presents cost of sales and a breakdown of operating expenses (in thousands):

	Twelve Months Ended December 31,
	2025	2024
Cost of Sales	$1,802,728	$1,149,898

Operating Expenses
General and Administrative Expenses	74,359	61,084
Salaries and Benefits	38,903	27,081
Stock-Based Compensation for Employees	8,416	9,324
Administrative Expenses	3,155	3,816
Professional Fees	18,337	16,437
Depreciation and Amortization Expense	1,929	1,396
Other	3,619	3,030
Marketing Expenses	82,383	57,477
Salaries and Benefits	1,686	1,048
Stock-Based Compensation for Employees	160	29
Stock-Based Compensation for Agents	14,727	10,077
Revenue Share	60,520	42,727
Other	5,290	3,596
Research and Development Expenses	17,443	12,156
Salaries and Benefits	10,321	6,400
Stock-Based Compensation for Employees	1,158	949
Software, Cloud & Tools	5,793	3,219
Other	171	1,588
Settlement of Litigation	750	9,250
Total Operating Expenses	$174,935	$139,967
Total Cost of Sales and Operating Expenses	$1,977,663	$1,289,865

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	17

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	OPERATING SEGMENTS DISCLOSURES

The Company identifies an operating segment as a component of the business that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) has discrete financial information available, and (iii) is regularly reviewed by the Company’s Chief Operating Decision Maker to assess performance and allocate resources.

Segment information is prepared on the same basis used by the CODM, who is the Company’s Chief Executive Officer, to manage the business and make decisions regarding allocating resources performance evaluation. Based on this assessment, the Company has identified the following operating segments:

●	North American Brokerage - generates revenue by processing real estate transactions, which entitles the Company to earn commissions.

●	One Real Title - generates revenue by providing title insurance and closing services for residential and commercial transactions.

●	One Real Mortgage - generates revenue from origination fees earned in connection with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet - generates revenue from interchange fees on Company-branded debit cards, interest income on certain deposit accounts, and interest income and various fees associated with credit lines.

Once operating segments are identified, the Company evaluates each segment using both quantitative and qualitative analysis, including current and historical revenue and profitability for each operating segment, to determine whether the segments have similar operating characteristics and whether they meet the criteria for separate disclosure under ASC 280.

Based on this evaluation, the Company has determined that it operates as three reportable segments - North American Brokerage, One Real Title and One Real Mortgage, each of which meets the quantitative thresholds for separate disclosure under ASC 280-10-50-12 and which collectively comprise more than 90% of the Company’s total revenue and income (loss) from operations. Real Wallet does not meet any of the quantitative thresholds for separate disclosure under ASC 280 and is therefore included within “Other Segments”. Prior period segment information has been recast to reflect the change in the number of reportable segments and allocate revenue, cost of sales and operating expenses between the various segments.

The CODM evaluates segment performance using revenue, gross profit and operating income (loss). These metrics are used to assess performance, identify trends affecting the segments, develop forecasts and make strategic operating decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the notes to the consolidated financial statements and as included herein.

	For the Year Ended December 31, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$1,956,483	$5,035	$6,009	$889	$1,968,416
Cost of sales	1,798,494	890	3,140	204	1,802,728
Gross Profit	$157,989	$4,145	$2,869	$685	$165,688

Operating Expenses(1)(2)	160,294	8,266	5,031	1,344	174,935
Operating Loss	$(2,305)	$(4,121)	$(2,162)	$(659)	$(9,247)

Reconciliation of loss (segment loss)
Other income, net					995
Finance expense, net					(554)
Loss Before Tax					$(8,806)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development, and settlement of litigation expenses.
[2]	Operating expenses includes Revenue share expense of approximately $60,520 thousand and is recorded in the North American Brokerage segment.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	18

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Year Ended December 31, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$1,255,799	$4,788	$4,010	42	$1,264,639
Cost of sales	1,147,072	671	2,155	-	1,149,898
Gross Profit	$108,727	$4,117	$1,855	42	$114,741

Operating Expenses(1)(2)	128,953	6,814	3,774	426	139,967
Operating Loss	$(20,226)	$(2,697)	$(1,919)	$(384)	$(25,226)

Reconciliation of loss (segment loss)
Other income, net					496
Finance expenses, net					(1,723)
Loss Before Tax					$(26,453)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development, and settlement of litigation expenses.
[2]	Operating expenses includes Revenue share expense of approximately $42,727 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

Segment assets and liabilities are not regularly provided to the Chief Operating Decision Maker and, accordingly, are not disclosed.

Depreciation and Amortization (in thousands):

	Twelve Months Ended December 31,
	2025	2024
North American Brokerage	$1,150	$609
One Real Title	673	676
One Real Mortgage	106	111
Other Segments	—	—
Total	$1,929	$1,396

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	Twelve Months Ended December 31,
	2025	2024
United States	$1,748,894	$1,109,616
Canada	219,522	155,023
Total revenue by region	$1,968,416	$1,264,639

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	19

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Non-current assets, by geography, are shown in the tables below (in thousands):

	As of December 31, 2025
	Canada	Israel	India	United States	Total
Non-Current Assets
Intangible Assets	$—	$—	$—	$4,157	$4,157
Goodwill	—	—	—	8,993	8,993
Property and Equipment	10	10	208	2,227	2,455
Total	$10	$10	$208	$15,377	$15,605

	As of December 31, 2024
	Canada	Israel	United States	Total
Non-Current Assets
Intangible Assets	$—	$—	$2,575	$2,575
Goodwill	—	—	8,993	8,993
Property and Equipment	16	11	2,089	2,116
Total	$16	$11	$13,657	$13,684

6.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding (“Common Shares”) outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of Common Shares outstanding, adjusted for the effect of potentially dilutive securities. For the periods presented, the Company incurred a net loss; accordingly, all potentially dilutive securities were anti-dilutive and have been excluded from the calculation of diluted loss per share. As a result, basic and diluted loss per share are the same.

For periods with net income, the Company applies the treasury stock method to calculate the potential dilutive effect of unvested RSUs and unexercised stock options in periods in which the Company reports net income. The Company does not pay dividends or have participating securities outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	Twelve Months Ended December 31,
	2025	2024
Weighted-average number of Common Shares - basic and diluted	219,873	191,172
Loss per share
Basic and diluted loss per share	$(0.04)	$(0.14)

The following potential ordinary shares (in thousands) are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share.

	Twelve Months Ended December 31,
	2025	2024
Options	10,704	14,991
RSU	17,515	24,619
Total	28,219	39,610

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	20

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

7.	STOCK-BASED PAYMENT ARRANGEMENTS

A.	Description of stock-based payment arrangements

Stock option plan (equity-settled)

The Company maintains equity-settled stock-based compensation plans under which stock options, restricted stock units, and other stock-based awards may be granted to directors, officers, employees, agents, and other service providers, including independent contractors, of the Company.

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan (the “Omnibus Incentive Plan”), which was approved by shareholders on June 13, 2022. The Omnibus Incentive Plan provides for the issuance of RSUs and stock options, subject to an overall limit of up to 20% of the issued and outstanding Common Shares as of the applicable award date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity incentive plans).

On July 13, 2022, the Company adopted an amended and restated omnibus incentive plan (the “A&R Plan”), which was approved by shareholders on June 9, 2023. Under the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding options at any time was limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. The A&R Plan also authorized the issuance of up to 70,000,000 RSUs. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan. Since June 1, 2025, no further awards may be granted under the Stock Option Plan, Omnibus Incentive Plan, or A&R Plan; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

On April 14, 2025, the Company adopted the 2025 Stock Incentive Plan (the “2025 Plan”), which was approved by shareholders on May 30, 2025. The 2025 Plan authorizes the issuance of up to 50,000,000 Common Shares for stock-based compensation awards, and other stock-based awards. As of December 31, 2025, 38,419,871 shares remain available for issuance under the 2025 plan.

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes option pricing model. The Black-Scholes model requires management to make certain assumptions, including the expected life of the stock options, expected volatility, and risk-free interest rate. Service and non-market performance conditions attached to the awards are not considered in measuring fair value. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2025 and December 31, 2024, were as follows:

As of
	December 31, 2025	December 31, 2024
Share price	$4.50 to $5.10	$4.31 to $6.50
Expected volatility (weighted-average)	46% to 60%	69.4% - 95%
Expected life (weighted-average)	2.46 to 3.91 years	3.9 to 10 years
Expected dividends	—%	—%
Risk-free interest rate (based on US government bonds)	4.39 - 4.45%	4.19 - 4.26%
Weighted-average grant date fair value	$4.73	$5.28

Expected volatility has been based on an evaluation of historical volatility of the Company’s share price.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	21

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

C.	Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	As of
	December 31, 2025		December 31, 2024
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	14,991	$1.09	21,943	$0.92
Granted	40	4.73	100	5.28
Forfeited/ Expired	(43)	0.71	(88)	1.3
Exercised	(4,284)	0.54	(6,964)	0.6
Outstanding at end of period	10,704	$1.32	14,991	$1.09
Exercisable at end of period	8,976	$1.26	11,702	$0.96

The Options outstanding as of December 31, 2025 had a weighted average exercise price of $1.32 (December 31, 2024: $1.09) and a weighted-average remaining contractual life of 6.0 years (December 31, 2024: 6.6 years).

The fair value of stock options vested, and the intrinsic value of stock options exercised are as follows:

	For the Year Ended
	December 31, 2025	December 31, 2024
Fair value of options vested	$1.51	$1.38
Intrinsic value of options exercised	$4.14	$4.11

D.	Restricted share units

The Company grants restricted share units to agents, employees, and other service providers under its stock-based payment arrangements. Each RSU entitles the holder to receive one Common Share upon vesting and may be settled in Common Shares or, at the Company’s discretion, in cash. RSUs are historically and expected to be equity-settled and therefore classified as equity awards.

RSUs are subject to service-based vesting conditions and, in certain cases, performance-based vesting conditions. Stock-based compensation expense for RSUs is recognized over the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase to additional paid-in capital. RSUs that do not vest are forfeited.

Agent RSUs

The Company grants RSUs to agents through multiple stock-based payment arrangements that are designed to support agent retention, production, and engagement. Agent RSUs are subject to service-based vesting conditions and are forfeited if the applicable vesting conditions are not satisfied. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase in additional paid-in capital.

Agent Purchase Program RSUs

Under the Company’s agent stock purchase program, (“Agent Purchase Program”), agents may acquire RSUs using a portion of their commissions that is withheld by the Company. RSUs acquired under this program are not subject to forfeiture and are settled after a year from the date of grant. Stock-based compensation expense related to these RSUs is recognized in the period in which the RSUs are granted and is classified within cost of sales, with a corresponding increase to equity.

Bonus RSUs Related to the Agent Purchase Program RSUs

As an incentive to participate in the Agent Purchase Program and remain with the Company following the purchase, the Company grants incentive-based RSUs (“Bonus RSUs”). Bonus RSUs vest one year from the grant date and are subject to forfeiture if the applicable service conditions are not satisfied. The number of Bonus RSUs granted is determined as a percentage of commissions withheld under the Agent Purchase Program, with the applicable percentage dependent on whether the agent has reached their contractual commission cap. Stock-based compensation expense related to Bonus RSUs is recognized over the vesting period and is classified within marketing expense.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	22

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Production- and Service-Based Agent RSUs

The Company also grants RSUs to agents in connection with achieving specified production milestones, attracting and retaining productive agents, and making defined contributions to the Company’s agent community. These awards include, among others, production-based Elite awards, capping awards, attracting awards, and cultural or service-based awards. Such RSUs generally vest over a period of up to three years and are subject to forfeiture if vesting conditions are not met. Stock-based compensation expense related to these awards is recognized over the vesting period and is classified within marketing expense.

Employee RSUs

RSUs granted to full-time employees (“FTEs”) are generally subject to service-based vesting conditions and typically vest over a four-year period. Stock-based compensation expense related to employee RSUs is recognized over the vesting period and is classified within general and administrative, research and development, or marketing expense based on the employee’s functional department.

Performance-Based RSUs

The Company also grants performance-based RSUs that vest upon the achievement of specified performance conditions. Stock-based compensation expense for performance-based RSUs is recognized over the vesting period based on the grant date fair value of the award and the number of awards expected to vest, which is reassessed at each reporting period based on the probability that the performance conditions will be achieved. If it is determined that the performance conditions will not be met, previously recognized compensation expense is reversed. As of December 31, 2025, there are no performance-based RSUs outstanding.

Grants

During the year ended December 31, 2025, the Company granted RSU awards relating to approximately 20.0 million Common Shares with a weighted average grant date fair value of $4.28 per share. During the year ended December 31, 2024, the Company granted RSUs relating to approximately 17.8 million, with a weighted average grant date fair value of $4.26 per share.

RSU Activity

The following table illustrates the Company’s stock activity (in thousands of units) for the RSUs under its equity plan. Once fully vested, awards are either settled in stock or the equivalent cash value, as determined at the Company’s discretion. RSUs are historically and expected to be equity-settled and therefore are classified as equity awards.

Restricted Share Units
Balance at, December 31, 2023	27,609
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	24,619
Granted	20,022
Vested and Issued	(13,110)
Forfeited	(4,139)
Balance at, December 31, 2025	27,392

Stock-Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the consolidated statement of loss.

	For the Year Ended
	2025			2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$43,685	$43,685	$-	$32,537	$32,537
Marketing Expenses – Agent Stock-Based Compensation	233	14,494	14,727	382	9,695	10,077
Marketing Expenses – FTE Stock-Based Compensation	-	160	160	2	27	29
Research and Development – FTE Stock-Based Compensation	3	1,155	1,158	24	925	949
General and Administrative – FTE Stock-Based Compensation	783	7,633	8,416	1,763	7,561	9,324
Total Stock-Based Compensation	$1,019	$67,127	$68,146	$2,171	$50,745	$52,916

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	23

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

8.	INVESTMENTS

Available-for-Sale Securities at Fair Value

The Company’s investments in financial assets consist primarily of available-for-sale (“AFS”) debt securities, which are recorded at fair value and included in investments on the consolidated balance sheets. These investments primarily consist of fixed income securities issued by U.S. government agencies, local municipalities, and certain corporate entities.

The following table provides a breakdown of the Company’s investments in financial assets, measured at fair value, as of December 31, 2025 and 2024 (in thousands):

Description	Cost or Amortized Cost December 31, 2024	Cost or Amortized Cost December 31, 2025	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value December 31, 2025
Fixed Income	$9,289	$16,840	$9,370	$6,706	$764	$(212)	$16,628
Investment Certificate	79	103	79	24	-	-	103
Total	$9,368	$16,943	$9,449	$6,730	$764	$(212)	$16,731

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

Equity Investment

On June 30, 2025, the Company acquired a 2.3% minority equity interest in Flyhomes, Inc. (“Flyhomes”), a real estate technology company for total consideration of $2.25 million, through the purchase of preferred shares.

Because the investment does not have a readily determinable fair value, the Company accounts for the investment under the measurement alternative in ASC 321, accounting for investment at cost, less any impairment and adjusted for observable price changes in orderly transactions for the identical or a similar investment.

As of December 31, 2025, the Company had not identified any impairment or observable price changes related to the Flyhomes investment. The investment is classified as an investment in equity securities in the consolidated balance sheets.

9.	PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	As of
	December 31, 2025	December 31, 2024
Computer hardware and software	$4,137	$3,070
Furniture, fixture, and equipment	42	9
Total property and equipment	4,179	3,079
Less: accumulated depreciation	(1,724)	(963)
Property and equipment, net	$2,455	$2,116

For the years ended December 31, 2025 and December 31, 2024, depreciation expense was $761 and $504 respectively.

10.	INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships and acquired technology, which are amortized on a straight-line basis over their estimated useful lives of 5 years. The company also holds indefinite-lived trademarks, which are not amortized. As of December 31, 2025, the carrying amount of indefinite-lived trademarks was $25 thousand.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	24

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

On July 1, 2025, pursuant to the terms of an asset purchase agreement dated the same day, between the Company and Flyhomes, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes for an aggregate purchase price of $2.75 million, with the consideration paid in cash. The transaction was accounted for as an asset acquisition in accordance with ASC 805. The acquired technology is included within acquired technology intangible assets and is amortized on a straight-line basis over an estimated useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands):

	12/31/2023	Additions	12/31/2024	Additions	12/31/2025
Cost
Indefinite-lived trademarks	$—	$25	$25	$—	$25
Acquired Technology	1,168	—	1,168	2,750	3,918
Customer Relationships	2,839	—	2,839	—	2,839
Other	456	—	456	—	456
Total	$4,463	$25	$4,488	$2,750	$7,238

Accumulated Amortization
Acquired Technology	$398	$234	$632	$509	$1,141
Customer Relationships	568	568	1,136	567	1,703
Other	55	90	145	92	237
Total	$1,021	892	$1,913	$1,168	$3,081

Carrying Amounts	$3,442		$2,575		$4,157

The Company recorded amortization expense of $1,168 thousand and $892 thousand for the years ended December 31, 2025, and December 31, 2024 respectively.

As of December 31, 2025, expected amortization related to intangible assets will be;

Expected Amortization
2026	$1,330
2027	1,330
2028	647
2029	550
2030 and thereafter	275
Total	$4,132

11.	GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination and is recorded in accordance with ASC 350.

The Company evaluates goodwill for impairment at the reporting unit level at least annually, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. The annual impairment assessment is performed as of the fourth quarter of each fiscal year.

In performing its impairment assessment, the Company first evaluates qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that impairment exists, the Company performs a quantitative impairment test. The fair value of each reporting unit is determined primarily using the income approach, which incorporates discounted cash flow analyses, with the market approach used as a corroborative reference.

For the year ended December 31, 2025, the Company performed a qualitative assessment for the North American Brokerage and One Real Mortgage reporting units and determined that it was more likely than not that the fair value of the reporting units exceed their carrying amount. For the One Real Title reporting unit we elected to perform quantitative impairment assessments and concluded that the fair value of our reporting unit was in excess of its carrying amount. As such, the Company concluded that no goodwill impairment existed, and accordingly, no impairment charges were recorded as a result of the annual assessment of goodwill. The accumulated impairment loss of $723 thousand relates to charges recognized in prior periods.

The following table presents goodwill by reporting unit (in thousands):

	North American Brokerage	One Real Title	One Real Mortgage	Total
Balance at December 31, 2025	$602	$7,670	$721	$8,993

Accumulated Impairment Loss at December 31, 2025	$—	$723	$—	$723

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	25

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

12. INCOME TAXES

Disaggregation of Income (Loss) and Income Tax Expense (Benefit)

The Canadian and foreign components of income (loss) before income taxes were as follows for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Domestic (Canada)	$(4,413)	$(7,933)
Foreign (United States, Israel and India)	(4,393)	(18,520)
Loss before taxes	$(8,806)	$(26,453)

Income tax benefit consists of the following for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Current
Federal (Canada)	$—	$—
Provincial (Canada)	—	—
Foreign (United States)	48	—
Foreign (India)	133	—
Total Current	$181	$—

Deferred
Federal (Canada)	—	—
Provincial (Canada)	—	—
Foreign (Israel)	(931)	—
Foreign (United States)	10	—
Total Deferred	$(921)	$—
Total Income Tax Benefit	$(740)	$—

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	26

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Rate Reconciliation

The following table reconciles the Canadian federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

	December 31, 2025
	Amount	% of Pretax Income (loss)
Canadian national statutory rate	$(1,321)	15.0%
Canadian provincial statutory rate	46	(0.5)%
Foreign tax effects
US
Statutory tax rate difference	(269)	3.1%
Changes in valuation allowances	409	(4.6)%
Nondeductible stock-based compensation	152	(1.7)%
Meals and entertainment (federal impact)	659	(7.5)%
State tax net of federal benefit	(69)	0.8%
Other Items	(151)	1.7%
Israel
Statutory tax rate difference	(35)	0.4%
Nondeductible stock-based compensation	626	(7.1)%
Changes in valuation allowance	(1,456)	16.5%
Other foreign jurisdictions	54	(0.6)%
Nontaxable or nondeductible items
Nondeductible stock - based compensation	330	(3.7)%
Other nondeductible items	35	(0.4)%
Changes in valuation allowances	354	(4.0)%
Other adjustments	(104)	1.2%
Total income tax benefit	$(740)	8.4%

December 31, 2024
Federal statutory rate	27.0%
Statutory rate differential	(1.9)%
Excess benefits on equity compensation	11.7%
Changes in valuation allowance	(31.8)%
Nondeductible expenses	(4.8)%
Other	(0.2)%
Effective income tax rate	—%

The difference between the company’s effective tax rate and its statutory tax rate is primarily attributed to changes in valuation allowance, including the release of a valuation allowance in Israel, stock-based compensation effects, nondeductible meals and entertainment, and foreign tax effects.

In July 2025, the One Big Beautiful Bill Act (the “OBBB”) was enacted into law, extending key provisions of the 2017 Tax Cuts and Jobs Act. The OBBB brought back accelerated depreciation for property acquired and placed in service after January 19, 2025, and restored expensing of domestic research expenditures for years beginning after December 31, 2024. Additionally, the bill amended the interest expenses limitation to EBITDA-based instead of EBIT, international tax provisions on global intangible low-tax income, foreign derived intangible income, and base erosion and anti-abuse tax. The main impact the Company’s adoption of OBBB was that the Company was able to expense domestic research expenditures that previously would have been capitalized and amortized, resulting in a decrease in its capitalized research and development cost deferred tax asset and an increase in its net operating loss carryforward deferred tax asset, both of which were fully offset by a valuation allowance.

Income Taxes Paid (Net of Refunds)

The total income taxes paid (net of refunds) disaggregated by jurisdiction for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Federal (Canada)	$—	$—
State/Provincial (Canada)	—	—
Foreign (India)	45	—
Total income taxes paid (net of refunds)	$45	$—

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	27

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Disclosure of jurisdictions that make up the majority of the state and local income taxes, net of federal effect category

In 2025, state and local income taxes primarily relate to US state jurisdictions, including Texas, Pennsylvania, and Florida, which comprise the majority (greater than 50 percent) of the state and local income taxes, net of federal effect.

Deferred Income Taxes

The principal components of the Company’s deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Deferred tax assets:
Research and development costs	$1,419	$4,423
Stock-based compensation	5,627	4,997
Net operating and capital loss carryforward	15,079	13,626
Accrued liabilities and reserves	942	590
Total deferred tax assets	$23,067	$23,636
Valuation allowance	(21,465)	(22,783)
Net deferred tax assets	$1,602	$853

	December 31, 2025	December 31, 2024
Deferred tax liabilities:
Intellectual property	$(278)	$(535)
Property, plant and equipment	(120)	(96)
Software and website development	(189)	(138)
Goodwill	(94)	(84)
Total deferred tax liabilities	$(681)	$(853)
Net deferred tax assets	$921	$—

Valuation Allowance

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will be realized.

During the fiscal year ended December 31, 2025, the Company utilized prior year net operating loss carryforwards in Israel against current taxable income. After reviewing all available evidence including historical and forecast profits for Israel, the Company reversed the remaining valuation allowance of $0.9 million, resulting in a corresponding deferred tax income.

For all other jurisdictions in which the Company operates and has net operating carryforward losses, the Company cannot conclude that it is more likely than not that the deferred tax assets will be recoverable, thus a full valuation allowance was established.

Net operating loss carryforwards (in thousands):

	December 31, 2025	December 31, 2024
Canada (Federal)	$12,276	$9,909
Israel	4,048	8,038
U.S. Federal	44,680	37,097
U.S. State	39,467	44,144

As of December 31, 2025 and December 31, 2024, the Company had net operating loss carryforwards of approximately $12 million and $10 million for Canadian income tax purposes, $4 million and $8 million for Israeli income tax purposes, $45 million and $37 million for U.S. federal income tax purposes, and $39 million and $44 million for U.S. state income tax purposes, respectively. Immaterial amounts of both U.S. federal and state net operating loss carryforwards will begin to expire in 2034.

Tax Examinations

The Company may be subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and evaluates the potential for adverse outcomes to determine the adequacy of its provision for income taxes, as well as the provisions for indirect and other taxes, related penalties, and interest. As of December 31, 2025, the Company was not subject to tax examination in any jurisdiction.

Uncertain Tax Positions

The Company had no uncertain tax positions as of December 31, 2025 and December 31, 2024.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	28

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

13.	CAPITAL AND RESERVES

Common Shares

On May 14, 2024, the Company renewed its normal course issuer bid (“NCIB”) pursuant to which it was authorized to purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. The NCIB terminated May 28, 2025.

During the term of the NCIB, the Company acquired Common Shares primarily to satisfy obligations under its stock-based compensation plans, including the settlement of restricted share units.

On May 30, 2025, the Company announced a new share repurchase authorization, pursuant to which it may repurchase up to the lesser of 35 million shares, or $150 million in value. Repurchases may be made from time to time at prevailing market prices, subject to applicable Canadian securities laws. The program does not have a fixed expiration date and may be suspended or discontinued at any time. The program does not obligate the company to acquire any specific number of Common Shares.

All Common Shares rank equally with regard to the Company’s residual assets. The following table presents the change in issued Common Shares for the periods presented (in thousands):

	As of
	December 31, 2025	December 31, 2024
Common Shares Issued, Beginning Balance	202,941	183,605
Stock Options Exercised	4,390	5,379
Release of Restricted Stock Units	10,716	13,820
Retirement of Shares	(7,569)	—
Warrants Exercised	—	137
Common Shares Issued, Ending Balance	210,478	202,941

Treasury Stock

Treasury stock represents Common Shares repurchased by the Company and is recognized at cost as a reduction of shareholder’s equity. Treasury stock is subsequently reissued in connection with stock-based compensation awards or retired.

As of December 31, 2025 the Company did not hold any treasury stock. The following table presents the changes in treasury stock shares for the periods presented in thousands:

	As of
	December 31, 2025	December 31, 2024
Treasury Stock, Beginning Balance	442	175
Repurchases of Common Shares	8,990	8,264
Issuance of Treasury Stock	(1,863)	(7,997)
Retirement of Treasury Stock	(7,569)	—
Treasury Stock, Ending Balance	—	442

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	29

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

14.	FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands):

	As of
	December 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$16,731	$—	$—	$16,731	$9,449	$—	$—	$9,449
Total Financial Assets Measured at Fair Value (FV)	$16,731	$—	$—	$16,731	$9,449	$—	$—	$9,449

During the years ended December 31, 2025, and December 31, 2024, there have been no transfers between Level 1, Level 2 and Level 3.

As of December 31, 2025 and 2024, the Company’s carrying amounts of financial instruments, including cash and cash equivalent, restricted cash, trade receivables, financing receivables, accounts payable, and accrued liabilities approximate their fair value due to their short-term maturities.

15.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in claims, litigation or regulatory inquiries that arise in the ordinary course of business. Such matters could result in legal costs and the diversion of management’s attention and resources. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual pending legal or regulatory matter to which it is a party will have a material adverse effect on its results of operations, financial condition, cash flows or overall business in each case, taken as a whole.

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

Umpa v. The National Association of Realtors, et al.

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new Multiple Listing Service (“MLS”) rule prohibiting offers of broker compensation on any MLS. In Nosalek, a prior similar case that has since been resolved, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the proposed settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. While the DOJ withdrew its objection to the settlement in Nosalek, if the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, in Q1 2024, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process if the appellants are unsuccessful. Certain objectors filed notice of appeal, and the appeal is pending. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

Ressler v. The Real Brokerage Inc.

On April 23, 2025, the employment of Ms. Ressler, the Company’s former Chief Financial Officer, was terminated based on the Company’s opinion that she engaged in actions that violated Company policies related to personal expenses. On June 10, 2025, the Company was named as a defendant in the matter captioned Ressler v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of New York. Ms. Ressler alleged gender and pregnancy discrimination, retaliation and defamation.

Effective January 10, 2026, the Company and Ms. Ressler entered into a settlement agreement. Pursuant to the settlement agreement, the Company made no payment to Ms. Ressler, and Ms. Ressler reimbursed the Company for personal charges made on the Company’s corporate credit card.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	30

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Cwynar v. The Real Brokerage Inc.

On June 28, 2025, the Company was named as a defendant along with other brokerages in a putative class action lawsuit, captioned Cwynar v. The Real Brokerage Inc., et al., which was filed in the United States District Court Northern District of Illinois Eastern Division (the “Cwynar Class Action”). The Cwynar Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to unreasonably restrain interstate trade and commerce in violation of Section 1 of the Sherman Act and the Illinois Antitrust Act and made misrepresentations as to the payment of brokerage commissions in violation of the Illinois Consumer Fraud and Deceptive Business Practices Act, which increased prices of homes sold due to elevated broker commissions resulting in harm to homebuyers. On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar Class Action on a nationwide basis. Pursuant to the terms of the settlement agreement, the Company will pay $750,000 into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement conclusively addresses all claims asserted against the Company in the Cwynar Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. The settlement agreement is pending preliminary approval by the court.

Zillow v. Taylor, et al.

On December 29, 2025, the Company was named as a defendant along with Zillow Inc. and other brokerages in a putative class action lawsuit, captioned Zillow v. Taylor, et al., which was filed in the United States District Court Western District of Washington at Seattle (the “Taylor Class Action”). The Taylor Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to fraudulently induce prospective home buyers into using agents referred by Zillow through their Zillow Flex program, and illegally steering buyers into using Zillow Home Loans, in violation of the Racketeer Influenced and Corrupt Organizations Act. The Taylor Class Action further alleges violations of the Real Estate Settlement Procedures Act, violations of the Washington Consumer Protection Act, and breach of, and aiding and abetting breach of, fiduciary duty. The Company is unable to predict the outcome of the Taylor Class Action or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Taylor Class Action could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

The Real Brokerage Inc.	Form 40-F | Year Ended December 31, 2025	31